

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2015

Via E-mail
Ms. JJ Fueser
UNITE HERE
275 Seventh Ave.
New York, NY 10001

> **Re:** **Chesapeake Lodging Trust**
> **Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed March 3, 2015**
> **File No. 001-34572**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify in the proxy statement and on the cover page of the proxy statement all participants in the solicitation.

2. Please revise to state that the trustees to whom the election of trustees proposal pertains are not UNITE HERE nominees, with a view towards confirming that the disclosure required by Item 7 of Schedule 14A is not applicable.

3. We note the disclosure in Section II. Proxy Voting and Section IV. Executive Compensation/Security Ownership in which you "incorporate by reference" the information contained in management's proxy statement. Please advise us, with a view towards revised disclosure, of all instances in which the participants have relied on Rule 14a-5(c) to satisfy the disclosure requirements in Schedule 14A. Please note that a clear reference to the document containing the disclosure required by Schedule 14A should be provided in each instance in which you rely upon Rule 14a-5(c).

4. Please explain to us, with a view towards revised disclosure, how you have complied with Item 5 of Schedule 14A.

Supporting statements for the right of shareholders to initiate bylaw amendments (Proposal 6)

5. Please provide support for your statement that the ability to amend bylaws by a vote of the majority of shares outstanding is a "fundamental shareholder right."

Proxy Voting

6. Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

7. Please clarify that Proposal No. 1—Election of Trustees relates to the company nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
Andrew Kahn, Esq.
Davis, Cowell & Bowe LLP